UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 10, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 11, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

BURNSTONE GOLD PROJECT:
NUMBER 1 VERTICAL SHAFT ENTERS PHASE 2 OF DEVELOPMENT
FINANCIAL FORECAST UPDATE

February 10, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Alternext: GBG; JSE: GBG) announces the successful erection of the permanent headgear at the Number 1 Vertical Shaft of its Burnstone Project in the Mpumalanga Province, 80 kilometers from Johannesburg, South Africa.

The Company's plan for the Burnstone Project is to access the gold-bearing Kimberley Reef primarily by means of a decline while extraction of ore and waste will occur via a shallow vertical shaft. Great Basin has undertaken the decline shaft using employees instead of contractors. The design, sinking, equipping and commissioning of the Vertical Shaft was contracted to Grinaker - LTA Mining, a business unit of Aveng (Africa) Ltd. Site preparation for the vertical shaft started in January 2008, and sinking commenced in April 2008.

The 7.5-meter diameter Vertical Shaft is planned to be sunk to a final depth of 501 meters, and is designed to allow for the extraction of 125,000 tonnes of ore and 55,000 tonnes of waste per month. It will also be equipped for the transportation of personnel and material. Under the mine plan, an additional 50,000 tons of ore per month will be mined later via a second decline accessing Area 2.

The initial, pre-sink phase was completed by the end of 2008, having reached a depth of 164 meters below surface. Preparations for the next main sink phase, which is to take place at a faster rate of excavation, are now underway and nearing completion. As part of these preparations, the permanent headgear was erected, allowing for three temporary sinking winders to be installed. The winder installations have been completed and two of the three winders were licensed to operate as of January 7, 2009. The third Kibble winder will be licensed by end of February 2009. These winders will be replaced by a permanent winder arrangement near to the time of the completion of the project.

Erecting the 45-meter high pre-assembled headgear was a complex process, requiring detailed planning and precision in execution. The erection process commenced on Saturday, January 17 and was completed on Monday, January 19, 2009 when the raker legs were installed.

Good progress has been made underground with drifts to access mining blocks B and C, which are currently under development. The decline shaft has also progressed to within 35 meters of intersection with the Kimberley Reef. Mining from the decline and Block B is planned to commence in the March 2009 quarter and access to Block C is scheduled in the June 2009 quarter.

The Metallurgical Plant design is in its final stages and will be completed by end February 2009. Some used equipment has been purchased for the Burnstone facility. The mills have been subjected to non-destructive testing to determine the level of refurbishment required. The Metallurgical Plant commissioning is on track for completion by mid 2010.

The 2007 Optimised Feasibility Study (see Great Basin News Release dated July 5, 2007) has been updated by Great Basin's in-house engineering and financial team ("2009 Update") based on mineral resources announced in 2008 (see Great Basin News Release dated February 19, 2008) and mine planning by Turgis Engineering. A number of the project plans remain as in the 2007 Optimised Feasibility, with other key parameters described below. A technical report currently being finalized is expected to be filed on www.sedar.com during February 2009.

The continued exploration has resulted in a 15% increase in proven and probable mineral reserves to 30 million tonnes grading 4.2 g/t at a 4 g/t gold cut-off1, and increasing the planned number of ounces to be mined from 3.5 million to 4.1 million ounces over a mine life of 15 years. Capital expenditure estimates have been updated to reflect the change in mine plan.

During 2008, the Company spent US$37 million (ZAR337 million) to develop the mine and related infrastructure, bringing the total expenditure on the Burnstone Project to US$54 million (ZAR490 million). The remaining required capital necessary to bring the mine into commercial production is estimated at US$124 million (ZAR1.1 billion).

Cash costs for mining and processing are estimated at US$303 per ounce (ZAR88,000 p/Kg). At a long term gold price of US$750/oz, the Project has an Internal Rate of Return (IRR) of 33% and an after-tax Net Present Value (NPV) of US$612 million using a 5% discount rate. Using the current gold price of US$900/oz and R9.00 to the US Dollar, the analysis indicates an IRR of 43% and an after-tax NPV of US$879 million.

The Company is in the process of negotiating a project funding facility with a syndicate of South African Banks and is optimistic that the negotiations will be successfully concluded this month, subject to execution of final documentation.

Ferdi Dippenaar, President and CEO, commented: "Erecting the permanent headgear and installing the associated infrastructure are important and significant milestones as we will be able to continue with the fast sink, lining and equipping of this shallow 501-meter vertical shaft. Despite intersecting water on 164 Level as well as in the barrel during the pre-sinking, the team managed to gain approximately 4 weeks on the scheduled sinking program. Good progress is also being made with underground infrastructure development with multiple access points to the deposit, which should see Burnstone producing approximately 40,000 oz over the next year."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for Great Basin is a qualified person He supervised the 2009 Update and has reviewed this news release.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301 1800
Michael Curlook in North America +1 888 633 9332
Barbara Cano at Breakstone Group in the USA +1 646 452-2334

Ferdi Dippenaar
President and CEO

1 The mineral reserves are comprised of 27.6 million tonnes grading 4.27 g/t of proven reserves and 2.4 million tonnes grading 4.01 g/t of probable reserves.

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, bank loan arrangements, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for precious metals, credit availability, development and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its Canadian jurisdiction filings that are available at www.sedar.com.

All information relating to the contents of the 2009 Update and to the 2007 Optimised Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2009 Update was prepared to quantify the Burnstone project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project's mineralization is not yet considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although work has been done to confirm the mine design, mining methods and processing methods assumed in the 2009 Update, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Authorization has been received for mining. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the 2009 Update. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2009 Update assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2009 Update. Prices for gold have been below the price ranges assumed in 2009 Update at times during the past ten years, and for extended periods of time. The project will require additional financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged South Africans (HDSAs) and for which ownership rights the Company may not be significantly compensated. The Company has an agreement with Tranter Gold (Pty) Ltd which represents the required interest by HDSA. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.